EXHIBIT 2.3

AMENDED AND RESTATED

AGREEMENT

This Amended and Restated Agreement (“Agreement”), dated January 2, 2017, by and among Realbiz Media Group, Inc., a Delaware Corporation (the “Company”), Anshu Bhatnagar (the “Executive”) and Alex Aliksanyan amends and restates that certain Agreement dated December 8, 2016 (the “Original Execution Date”) with an effective date of January 2, 2017 (the “Effective Date”), by and between the Company, and the Executive. The Company, the Executive and Mr. Aliksanyan are referred to each individually as a “Party” and collectively as the “Parties”.

WHEREAS, the Company desires to employ and retain the Executive and the Executive desires to be employed by the Company under the terms outlined below:

1. Employment.

(a) The Executive will begin employment by the Company as of January 2, 2017 in the position of Chief Executive Officer. As such he will be reporting to the Company’s Board of Directors.

(b) His initial compensation will be the issuance to him of warrants to acquire 5% of the outstanding fully diluted common stock of the Company as of the Effective Date, at an exercise price equal to the market price of the Company’s common stock on the Original Execution Date, which warrants shall be issued within two (2) business days thereafter (the “Signing Shares”).

(c) In addition to the Signing Shares, while employed by the Company in 2017, the Executive shall receive warrants to acquire 7,500,000 shares of RealBiz common stock (the “Earned Shares”), at an exercise price equal to the market price of the Company’s common stock on the Original Execution Date, each time the Company’s revenues increase by $1,000,000. The warrants to acquire the Earned Shares will vest within five (5) business days of the filing of the Company’s Quarterly Report on Form 10-Q with the SEC reflecting its revenue for the prior fiscal quarter. However, Executive may not surpass 50% ownership of the fully diluted common stock of the Company until after December 31, 2017.

(d) The right to acquire the number of shares of Company common stock that would increase the Executive’s beneficial ownership of the Company’s common stock, as calculated on January 1, 2018 pursuant to Rule 13d-3 of the Securities Exchange Act, to ninety (90) percent of the Company’s outstanding shares of common stock (taking into consideration the Signing Shares and any Earned Shares) will vest on January 1, 2018.

(e) In addition to the stock referred to in subsections (b) through (d) above, Executive may sign an Employment Agreement with additional compensation as approved by the newly appointed Board of Directors. Such compensation shall not be paid by the Real Estate Division. Executive agrees to waive any claims against the Real Estate Division for unpaid wages.

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(f) This Agreement, except for subsections (b) through (d) above, which survive the termination date, terminates on such date as the spin-off of the Company’s real estate assets (the “Spin Off”) is completed or March 31, 2017 if the Spin Off has not occurred as of that date.

2. Company operations.

(a) Mr. Aliksanyan agrees to remain as President of Real Estate Division at his current salary and employment agreement until March 31, 2017. Mr. Aliksanyan agrees to sign a waiver and release agreement waiving any claims against the Company upon his termination, including any claims for unpaid salary or other compensation.

(b) Effective January 2, 2017 all real estate related income and direct costs will be tracked separately by the Company’s Chief Financial Officer, if any direct real estate income and expenses will be operated out of a segregated bank account. Such expenses include but are not limited to:

(i) Employees that work on and for the real estate business; (ii) Server costs that are required for the real estate business;

(iii) All other costs associated with the real estate business, its debts, obligations and litigations;

(iv) Filing and associated costs for the Company’s Form10-K for the period ending October 31, 2016;

(v) Pro-rata share of any regulatory or legally required costs or charges that apply both to the Company and real estate operations with the exception of all costs associated with SEC filing requirements, including but not limited to the Form 10-Q for the fiscal quarter ended January 31, 2016; and

(vi) Pro-rata share of any other shared costs or expenses between the real estate operations and the Company that are identified as “shared costs” by Mr. Aliksanyan and the Executive voting unanimously.

(c) Effective January 2, 2017 all other expenses of the Corporation will be funded and paid via a segregated bank account.

(d) Effective January 2, 2017, no co-mingling of revenues or expenses shall occur between the aforementioned two accounts.

(e) Following the Effective Date, other than the SRA Note conversion, the Company will not issue any shares of capital stock without the written approval of the Executive.

(f) Effective January 2, 2017 The Company will not issue any press releases without the Executives’ written approval.

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3. Board Operations.

(a) Effective January 2, 2017 all Company directors except Tom Grbelja will resign their positions as Board members of the Company. Mr. Aliksanyan will secure such resignations and in the event that they are not secured, the Executive shall have the right to terminate this Agreement.

(b) Effective January 2, 2017 the Executive and Mr. Grbelja agree to cast their Board votes in the following manner:

(i) Subject to his fiduciary duties, Mr. Grbelja will recuse himself on any vote of the Board that does not concern the real estate operations of the Company.

(ii) Subject to his fiduciary duties, the Executive agrees to recuse himself on any vote of the Board that concerns the real estate operations of the Company.

(iii) No further Board members will be invited or accepted until the completion of the below mentioned Spin Off. If the Spin Off has not been completed by March 31, 2017, the Executive shall be entitled to appoint additional directors.

4. Spin Off of Real Estate Assets.

(a) All parties hereto agree that it is desirable for the real estate assets of the Company, including all digital and intellectual assets, to be spun off into a second privately held company (“New RealBiz”) with stockholders of this new company to be substantially the same as the shareholders of record of the Company as of January 2, 2107.

(b) To effectuate the Spin Off, all signatory parties agree to make best efforts and in no way stand in the way of securing such Spin Off.

(c) Once the Spin Off is effectuated, New RealBiz will give a complete indemnification to the Company, including holding the Company harmless from any liabilities arising from the Company’s real estate operations. New RealBiz will assume all liabilities of the Company that are outstanding or accrued prior to January 2, 2017.

5. Post Spin Off

(a) This agreement will terminate once the Spin Off is complete and all accounts and liabilities incurred prior to January 2, 2017 and any liabilities related to the Real Estate Division incurred between January 2, 2017 and the completion of the Spin Off have been transferred to accounts under the name of New RealBiz. The Company will indemnify the Executive for any liability arising as a result of the Spin Off or any actions prior to the date hereof, including, but not limited to the Company’s reverse stock split.

(b) Mr. Aliksanyan hereby agrees to resign as an employee effective upon the termination of this Agreement.

(c) Mr. Grbelja will resign as a board member once the Spin Off is complete or on March 31, 2017.

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IN WITNESS WHEREOF, the Parties have executed this Agreement effective on the date and year first above written.

COMPANY: Realbiz Media Group, Inc., a Delaware Corporation

By:	/s/ Alex Aliksanyan
Name:	Alex Aliksanyan
Title:	Chief Executive Officer

EXECUTIVE:

By:	/s/ Anshu Bhatnagar
Anshu Bhatnagar

ALEX ALIKSANYAN:

By:	/s/ Alex Aliksanyan
Alex Aliksanyan

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